FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40 -F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Assistant Company Secretary
(Signature)*

Date 13 April 2004

* Print the name and title of the signing officer under his signature.

2

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Corporate Evolution The ANZ Journey

John McFarlane

Chief Executive Officer
March 2004

[LOGO]

Companies and industries have life cycles

[CHART]

Companies and industries have life cycles

[CHART]

Australian banking conforms to the life cycle – ANZ experience

NPAT*

[CHART]

* before abnormal items and significant transactions

The Seven Levels of Corporate Evolution

		SERVICE TO HUMANITY - INTERGENERATIONAL
SUSTAINABLE	7	Social responsibility. Future generations.
		Long term viability. Ethics. Legacy. Health of the Planet.

		INTERDEPENDENT COHERENCE
HOLISTIC	6	Making a difference in people’s lives
		Inclusion. Employee fulfillment. Community involvement. Collaboration

		TOTAL ORGANISATIONAL COHERENCE
COHERENT	5	Finding and connecting with meaning
		Coherence. Commitment. Enthusiasm. Shared vision and values.

		RENEWAL, VITALITY, RELEASE OF ENERGY
TRANSFORMATIONAL	4	Balancing self interest with collective interest
		Life Balance. Continuous Improvement. Adaptability. Innovation. Teamwork

		BEST PRACTICE PROCESSES AND PERFORMANCE
BEST-PRACTICE	3	Building order & self worth.
		Productivity. Efficiency. Quality. Professional Growth.

		PROFESSIONALISM AND RELATIONSHIPS
PROFESSIONAL	2	Sense of belonging through supportive relationships.
		Good communication with employees, customers and suppliers.

		FOUNDATION AND VIABILITY
VIABLE	1	Physical Survival and Safety
		Financial stability and soundness. Employee health and safety.

Corporate Transformation Tools®

ANZ has journeyed from Viable through Transformational

SUSTAINABLE	7	SERVICE TO HUMANITY -
		INTERGENERATIONAL

HOLISTIC	6	INTERDEPENDENT COHERENCE

COHERENT	5	TOTAL ORGANISATIONAL COHERENCE

TRANSFORMATIONAL	4	RENEWAL, VITALITY, RELEASE OF ENERGY

BEST-PRACTICE	3	BEST PRACTICE PROCESSES AND PERFORMANCE

PROFESSIONAL	2	PROFESSIONALISM AND RELATIONSHIPS

VIABLE	1	FOUNDATION AND VIABILITY

Corporate Transformation Tools®

Five steps in the ANZ journey

Unique specialist business model

World-leading efficiency

Systematic value & risk approach

Focus on attractive domestic markets

Renewal and reinvention:  Cultural energy release

Five steps in the ANZ journey – Unique specialist business model

Unique specialist business model

Value of focus and specialisation

Specialisation and focus yields better return than generalisation from the perspective of individual challenges and tasks, as this Olympic example demonstrates

Javelin

[GRAPHIC]

The Generalist

Mens Decathlon Gold Medal

Winner Sydney 2000

65.8m

Specialist premium

37%

The Specialist

Mens Individual Event Gold

Medal Winner Sydney 2000

90.2m

Event	The Specialists	The Generalists	“Specialist Premium”
100m	9.87 s	10.68 s	8%
110m Hurdle	13.00 s	14.48 s	10%
400m	42.84 s	46.71 s	8%
1500m	3 m 32.07 s	4 m 29.48 s	21%
Discus	69.3 m	43.66 m	59%
Shotput	21.29 m	15.11 m	41%
Long Jump	8.55 m	7.76 m	10%
High Jump	2.35 m	2.00 m	18%
Pole Vault	5.90 m	5.00 m	18%

Average out-performance

23%

Specialists win over generalists…but returns are more volatile
(Boston Consulting Group Study)

Average ROE

[CHART]

•                  Generalists focus on size and scale as the basis of competition

•                  Specialists insight is on speed, focus and flexibility

•                  Specialist business units encourage product and process innovation

Average Volatility

[CHART]

•                  Specialists are more volatile

•                  A portfolio of specialist businesses reduces total volatility

ANZ has developed a rich portfolio of specialised businesses

A specialist portfolio, each with a distinctive strategy

[CHART]

Size of bubble representative of contribution to group performance

Portfolio approach reduces volatility

[CHART]

SME Banking – a specialisation success story

Staff Satisfaction

Significant improvement achieved…

[CHART]

•                  First business to put all staff through the cultural change program

•                  Shift from administration to sales focus

•                  Increased commitment to human capital - new graduates growth from 4 in 2000 to 39 in 2004

Customer Satisfaction

…driving improved customer satisfaction

[CHART]

•                  Cultural mind shift to “customer first”

•                  Customer’s benefiting from clear and accountable business/customer ownership

•                  Competitive customer proposition

NPAT

…and increased profits

[CHART]

•                  Strong growth from both existing and new customers

•                  Achieved 15%+ NPAT growth in each of the last 3 years

Five steps in the ANZ journey – World-leading efficiency

World-leading efficiency

ANZ has materially outperformed peers in efficiency

•                  The Australian banking sector has enjoyed a decade of efficiency gains

•                  ANZ has outstripped its competitors and has achieved world class efficiency

•                  ANZ was in the top 5 banks in the world in terms of efficiency, TSR and risk-adjusted relative shareholder return over the five years to 2003

Cost to Income^

[CHART]

Source: Published financial reports

Five steps in the ANZ journey – Systematic value & risk approach

Systematic value & risk approach

ANZ systematically optimises variables to create value

[CHART]

ANZ has systematically reduced risk

Standard ELP charge reduced (bps)

[CHART]

Market risk reduction reflected in Average VaR ($m)

[CHART]

Offshore lending assets as % of group reduced

[CHART]

Reduced beta supports lower risk profile#

[CHART]

#Two year rolling average beta

Institutional Financial Services – a case study

•                  No sustainable competitive advantage in simply lending money - as a result ROE from IFS in '99 below group average

•                  Management constrained IFS balance sheet, and significantly reduced offshore lending (from ~9% of NLA* in 2001 to ~3.5% today)

•                  By focusing on where we can add value to customers’ using distinctive capabilities, we have created a more sustainable & low fade business, which has a lower risk, but higher than average returns

Lending assets

[CHART]

NPAT

[CHART]

EVA

[CHART]

* Net lending assets for ANZ group

Trading income represents a sustainable income stream

•                  Despite significantly reducing Value at Risk levels, we have consistently grown trading revenues at a CAGR of 7% since 2000

•                  Volatility in this earnings stream is low, with a focus on customer driven trading rather than proprietary trading

Significantly lower Value at Risk*

[CHART]

* Average Value at Risk

Leading to higher quality trading revenue

[CHART]

Five steps in the ANZ journey – Focus on attractive domestic market

Focus on attractive domestic markets

Australia and New Zealand are attractive low-risk markets

High Return

•                  Australia and NZ have had high compared to other developed markets

Average Real GDP Growth (1993-2003)*

[CHART]

Source:*International Monetary Fund

Low Risk

•                  The New Zealand banking market has a lower credit risk history

Doubtful debts expense/Average Loans and Advances (%)

[CHART]

# 5 top NZ banks for 2002

^ 4 top Australian banks for 2003

** Source – Citigroup Smith Barney top 5 banks

The portfolio shift and acquisition of NBNZ are transformational

Corporate versus Retail Lines of Business*

[CHART]

* based on net lending assets

# post NBNZ acquisition

Shift driven by:

•                  Growth in retail franchise, particularly in mortgages

•                  De-risking of corporate book

•                  Concentration on core geographic markets

One of the largest and most respected companies in Australia and New Zealand

•                  Market Capitalisation - A$34bn

•                  Full spectrum banking in Australia - some leading positions and need to build consumer and small business segments

•                  The leading bank in New Zealand and the largest company in New Zealand (value circa NZ$10.5bn)

•                  The leading bank and largest company in the South Pacific

•                  Australia’s bank in Asia

•                  The leading bank with Australasian companies internationally

[GRAPHIC]

Five steps in the ANZ journey – Renewal and reinvention: Cultural energy release

Renewal and reinvention: Cultural energy release

The bank with a human face

•                  Put our customers first

•                  Perform and grow to create value for our shareholders

•                  Lead and inspire each other

•                  Earn the trust of the community

•                  Breakout, be bold and have courage to be different

[GRAPHIC]

Breakout projects to create a high performing organisation

[GRAPHIC]

…and an engaged and satisfied workforce

Overall Staff Satisfaction

[CHART]

Performance Ethic Shift 2000-2003

		Average	Superior	Distinctive

Clear compelling mission

Stretching targets and goals

Effective working of the organisation

Clear feedback on performance

Visible consequence management

Best people	[CHART]

Financial control

Operational effectiveness

Rewards and recognition

Opportunities

Values

Benchmark comprises 33 of Australia’s Top 50 companies

ANZ has successfully moved to the transformational stage

	1993 (est.)	2000	2003

7. Sustainable	[CHART]	[CHART]	[CHART]

6. Holistic

5. Coherent

4. Transformational

3. Best-practice

2. Professional

1. Viable

…and is positioning for stage 5 – Total Organisational Coherence

Personal Values

[CHART]

Current ANZ Values

[CHART]

Desired ANZ Values

[CHART]

Five key steps in ANZ journey

Our specialist businesses model is distinctive in its focus, energy empowerment, and speed to market Superior management execution is well-recognised in ANZ being one of the best-managed and most-efficient banks in the world Pervasive Economic Value Added systems combined with systematic risk reduction A stable and inspired leadership team together with first mover cultural change is a sustainable advantage:

•                  High staff satisfaction - an employer of choice

•                  Open communication and strong values

•                  A coherent approach combined with a culture of accountability, freedom and energy

Unique specialist business model

World-leading efficiency

Systematic value & risk approach

Focus on attractive domestic markets

Renewal and reinvention:  Cultural energy release

ANZ’s focus is on growth and sustainability

ANZ’s mission is to be the leading, most successful and most respected bank in Australia and New Zealand and Australia’s international bank

ANZ has established the foundation for growth

Growth and sustainability are now the main focus

•                  Advance coherence by evolving specialist business clusters around customers

•                  Channel business segment energy towards corporate purpose and customer business synergy

•                  Continue focus on ANZ’s cultural journey, performance ethic and world leading efficiency

•                  Make it easy for customers to do business with us

Copy of presentation available on

www.anz.com

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Simon Fraser
Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: simon.fraser@anz.com

Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 27 March 2004

ANZ appoints Steve Targett to head Institutional Financial Services

ANZ today announced the appointment of Steve Targett as Group Managing Director, Institutional Financial Services reporting to ANZ Chief Executive Officer John McFarlane.

In his new role, Mr Targett will be responsible for ANZ’s institutional financial services segment including specialist businesses in Institutional Banking, Foreign Exchange, Capital Markets, Corporate Financing and Advisory, Structured Finance International and Transaction Services.

Mr Targett, 48, replaces Bob Edgar who was appointed as ANZ’s Chief Operating Officer in October 2003.  Mr Targett will join ANZ by 1 July 2004.

Mr Targett has been Group Executive Director Wholesale and International Banking at Lloyds TSB Group plc since 2003 and was a main board director of the Group.  His responsibilities included corporate banking, business banking, financial markets, asset finance and international banking.  As part of his international banking responsibilities, Mr Targett also had responsibility for The National Bank of New Zealand, which was recently acquired by ANZ.  Mr Targett was also a Director of The National Bank of New Zealand.

Mr Targett is well known to ANZ having previously worked with the Group in senior roles including General Manager Japan, General Manager Financial Markets (Australia) and Chief Manager within ANZ’s Global Treasury.

In 1997 Mr Targett left ANZ to join National Australia Bank as General Manager Australian Markets Division, then Head of Global Markets and subsequently Executive General Manager Global Wholesale Financial Services.  In March 2002 he moved to London to become Chief Executive Officer Europe, prior to joining Lloyds TSB Group.

Commenting on the appointment Mr McFarlane said: “I am delighted we have been able to attract someone of Steve’s calibre back to Australia and back to ANZ.

“Steve’s experience in institutional financial services in the United Kingdom, Australia and internationally, together with his association with The National Bank of New Zealand, make him uniquely qualified to advance the leading positions we have in institutional banking and contribute to the longer term transformation of the Group.

“ANZ’s strategy in institutional financial services is based on growth and sustainability.  Steve’s role in institutional will be to advance our cluster of market leading specialist institional financial services businesses around the needs of our customers at low risk,” Mr McFarlane said.

For media enquiries contact:

Paul Edwards, Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550
email: paul.edwards@anz.com

Company Secretary’s Office Level 6, 100 Queen Street Melbourne VIC 3000 Phone 03 9273 6141 Fax 03 9273 6142 www.anz.com

ANZ StEPS – quarterly distributions

On 15 March 2004 ANZ paid the second distribution on its ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and set the Distribution Rate for the payment due on 15 June 2004.

The distribution paid for the quarter ended 15 March 2004 was $1.6247 for each ANZ StEPS, based on a Distribution Rate of 6.5167% p.a. as announced on 19 December 2003.  As previously advised to holders, this payment was made to Australian resident holders by direct credit to a nominated bank account.

The Distribution Rate for the quarter ending 15 June 2004 has been set in accordance with clause 3.1 of the Note Terms set out in the Prospectus dated 14 August 2003. The Distribution Rate was calculated as follows:

Market Rate (90 day bank bill rate as at 15 March 2004)	5.5017	% p.a.
Plus the initial margin	1.0000	% p.a.
Distribution Rate	6.5017	% p.a.

This distribution of $1.6388 for each ANZ StEPS will be paid on 15 June 2004 with the record date being 28 May 2004.

Tim Paine
Company Secretary
Australia and New Zealand Banking Group Limited

for and on behalf of
Australia and New Zealand Banking Group Limited and
ANZ Holdings (New Zealand) Limited
16 March 2004

Corporate Affairs Level 22, 100 Queen Street Melbourne Vic 3000 Facsimile 03 9273 4899 www.anz.com

For Release:  31 March 2004

ANZ appoints Steven Heavey to lead new mortgage franchising business

ANZ today announced the appointment of Mr Steven Heavey as Head of ANZ Mortgage Solutions, a new initiative to develop a mortgage franchise network within ANZ’s specialist Mortgages business.

ANZ will initially focus on establishing 15 franchises in Melbourne, Sydney and Queensland by 1 July, with the view of rolling out 175 franchises nationally.  Franchisees will sell ANZ mortgage products exclusively, operating within a defined geographic area.  They will primarily generate new customers from their own referral networks and be supported by the ANZ Home Buyer’s Line enquiries.  ANZ will provide franchisees with a complete business system including training, technology, marketing and business support.

Mr Heavey will have overall responsibility for the new franchise distribution channel, reporting to ANZ Managing Director Mortgages, Mr Chris Cooper.  Steven joins ANZ from Mortgage Choice where he was responsible for managing lender partnerships and the franchise distribution chain.  In addition, Ms Carmel Dal Ponte has been appointed National Franchise Business Development Manager reporting to Steven.  Ms Dal Ponte joins ANZ from RAMS.

Mr Cooper said: “ANZ Mortgage Solutions is a unique approach to developing a specialist mobile mortgages sales network that gives ANZ a 24-hour, 7 day-a-week customer service proposition.

“The initiative is targeted at non-ANZ mortgage customers.  Each franchisee will operate as a small business owner, leveraging ANZ’s brand and award-winning mortgage products to introduce new lending business we would not normally see.

“Steven has an outstanding record in mortgage franchising and proven business development experience which makes him ideally suited to leading the ANZ Mortgage Solutions initiative.

“We received a strong response to our advertisements in February seeking expressions of interest from potential franchisees.   The appointment and accreditation process for our initial franchisees is now well underway and we expect them to be operational early in July,” Mr Cooper said.

Following the initial roll-out in Melbourne, Sydney and Queensland, ANZ will increase the franchise network nationally during the next year.

For media enquiries contact:

Kate Gore
Media Relations Manager
Tel:  03-9273 6190 or 0409-655 551
Email: gorek@anz.com

Corporate Affairs Level 22, 100 Queen Street Melbourne Vic 3000 Facsimile 03 9273 4899 www.anz.com

For release:  16 March 2004

ANZ formalises Panin Bank stake

ANZ today formalised its 29% economic interest in PT Panin Bank, Indonesia’s ninth largest private commercial bank, by exercising the remaining options held by ANZ.

The options were issued in 1998 and 1999 as part of a strategic alliance between ANZ and Panin Bank which has also involved ANZ providing technical services support to Panin Bank in a number of areas, including human resources and information technology.  The alliance built on the 1993 joint venture, PT ANZ Panin Bank, which is 85% owned by ANZ.

ANZ Group Managing Director Strategic Development Mr Peter Hawkins said Panin Bank was well capitalised, performing strongly and positioned to take advantage of the improving Indonesian economy.

“We have been working with Panin Bank for over a decade now.  This includes five years as a strategic partner, working closely with Panin to enhance the bank’s value,” Mr Hawkins said.

The exercise of the options increases ANZ’s formal shareholding from 11% and their exercise has not involved further consideration from ANZ.  There will be no impact on ANZ’s financial statements, as the basis of accounting for the Panin investment will not change.

For media enquiries, contact:

Paul Edwards
Head of Group Media Relations
Tel:  03-9273 6955 or 0409-655 550
email: paul.edwards@anz.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued
Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued
1,868,966

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

1,868,966 Fully Paid Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
Yes, pari passu with existing ordinary shares

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms.

5	Issue price or consideration

5,243 shares	at Nil consideration
12,000 shares	at $9.39 each
15,000 shares	at $10.48 each
10,000 shares	at $10.72 each
17,500 shares	at $11.09 each
2,500 shares	at $12.03 each
23,250 shares	at $12.98 each
191,000 shares	at $13.62 each
72,000 shares	at $13.91 each
193,000 shares	at $14.20 each
7,000 shares	at $14.61 each
42,075 shares	at $16.33 each
1,229 shares	at $17.34 each
38 shares	at $17.55 each
817 shares	at $17.60 each
31,660 shares	at $18.03 each
1,244,654 shares	at $18.04 each

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
1,244,654 shares issued to the trustee of the ANZ Employee Share Acquisition Plan to hold in trust for 3 years from the date of issue. 624,312 shares issued on exercise of options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates
	50,250 shares	02 March 2004
	1,244,654 shares	03 March 2004
	19,125 shares	04 March 2004
	28,875 shares	05 March 2004
	26,625 shares	09 March 2004
	44,500 shares	10 March 2004
	281,600 shares	11 March 2004
	112,433 shares	12 March 2004
	1,123 shares	15 March 2004
	12,678 shares	16 March 2004
	8,175 shares	17 March 2004
	2,000 shares	18 March 2004
	5,875 shares	19 March 2004
	4,224 shares	22 March 2004
	5,500 shares	24 March 2004
	3,500 shares	25 March 2004
	7,573 shares	26 March 2004
	2,178 shares	30 March 2004
	8,078 shares	31 March 2004

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
1,808,248,107	Ordinary fully paid

10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class

37,817,619	Options on issue
350,000	2003 Redeemable Preference Shares.

750,000	2003 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)
Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non- renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional

+securities setting out the number of holders in the categories

1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37                                           A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42	Number and + class of all +securities quoted on ASX (including the securities in clause 38)
(now go to 43)
All entities
Fees

Number	+Class

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

+ See chapter 19 for defined terms.

☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

	•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

	•	There is no reason why those +securities should not be granted +quotation.

	•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3		We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:	Date: 05 April 2004
Secretary

Print name:	Tim Paine

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited (“ANZ”)
ABN	11 005 357 522

ANZ give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Gregory John Clark
Date of appointment	01/02/2004

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of security

2,000 ordinary fully paid shares

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & Class of Securities
Not Applicable	Not Applicable

Part 3 – Director’s interests in contracts – Nil.

Tim Paine
Company Secretary
Australia and New Zealand Banking Group Limited